TSX: ERO
NYSE: ERO

August 2, 2022

Ero Copper Reports Second Quarter 2022 Operating and Financial Results
Including Record Quarterly Copper and Gold Production

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and six months ended June 30, 2022. Management will host a conference call tomorrow, Wednesday, August 3, 2022, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Record quarterly copper production of 12,734 tonnes at C1 cash costs(*) of $1.24 per pound of copper produced;

•Record quarterly gold production of 11,122 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $643 and $1,169, respectively, per ounce of gold produced;

•Adjusted EBITDA(*) of $55.8 million and adjusted net income attributable to owners of the Company(*) of $24.4 million ($0.27 per share on a diluted basis);

•Financial results during the period were impacted by operational challenges at the Company's primary domestic customer that resulted in a higher allocation of sales to the international market. The timing of sales to, and longer quotational periods with, international customers, combined with a weakening copper price just prior to quarter-end, resulted in a reduction to revenue of approximately $13.0 million (see "Second Quarter Review" for more information);

•Quarterly cash flows from operations of $22.4 million also reflect an increase in accounts receivable of $18.9 million due to the timing of concentrate shipments and longer payment terms with international customers. Absent this increase in accounts receivable, cash flows from operations during the quarter would have been over $40.0 million;

•Available liquidity at quarter-end was $504.9 million, including cash and cash equivalents of $329.3 million, short-term investments of $100.6 million, and $75.0 million of undrawn availability under the Company's senior revolving credit facility;

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Key organic growth projects advancing on schedule and on budget:
◦At the Tucumã Project (formerly referred to as the Boa Esperança Project), approximately 22% of planned capital expenditures were under contract as of August 1, 2022, with another 8% in the final phases of contracting. Capital commitments contracted and in the final phases of negotiation are within 6% of Feasibility Study estimates;
◦At the Caraíba Operations (formerly referred to as the MCSA Mining Complex), equipment packages and supply contracts totaling approximately 25% of planned capital expenditures for the new external shaft have been finalized as of August 1, 2022 at 10% below project capital estimates. The shaft sinking contract, the largest contributor to the project's total capital spend, is in the final negotiation phase. Upon execution of the sinking contract, capital secured under contract for the project is expected to be approximately 70% and align with the total project capital estimate; and,
◦In addition to ongoing construction activities, the Company is developing a sustainability strategy for the Tucumã Project and surrounding community. To date, approximately $1.0 million has been earmarked for projects designed to mitigate the environmental impact of project development and provide support for the local community.

•Reaffirming full-year production guidance, lowering consolidated 2022 capital expenditure guidance, and raising operating cost guidance for the year:
◦Full-year copper production expected to be at the high-end of the 43,000 to 46,000 tonne guidance range;
◦Full-year gold production guidance range of 39,000 to 42,000 ounces reaffirmed;
◦Full-year consolidated capital expenditure guidance lowered by over $20 million, from $330-$375 million to $308-$354 million, as a result of capital replanning efforts resulting in deferrals at the Company's Caraíba Operations. The deferral of this capital spend is not expected to impact timelines for key growth projects;
◦Full-year C1 cash cost guidance has been increased for the Caraíba Operations to $1.20 to $1.35 (previously $1.05 to $1.15) per pound of copper produced to reflect elevated international concentrate sales, which are expected to continue through the remainder of the year, as well as the impact of inflation in the cost of key consumables and a strong BRL versus the US dollar in H1 2022; and,
◦Full-year cost guidance ranges for the Xavantina Operations (formerly referred to as the NX Gold Mine) have be updated to reflect the aforementioned impact of inflation and BRL strength in H1 2022:
–C1 cash cost guidance revised to $600 to $700 (previously $500 to $600) per ounce of gold produced; and,
–AISC guidance revised to $1,000 to $1,100 (previously $925 to $1,025) per ounce of gold produced.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
“Our second quarter delivered record operational performance across our assets and saw the successful execution of important milestones critical to our growth strategy,” said David Strang, Chief Executive Officer. “Underpinning our record quarterly production results were new monthly records set for production rates, development rates, asset efficiency and availability, among others. Following a challenging first quarter operating environment, I want to congratulate our on-site teams for setting new high watermarks that showcase the capabilities of our assets and people.

“Across our key growth projects, construction and development activities are progressing on schedule and well within contingency levels at this time. Our team's adherence to the original capital expenditure estimates for major equipment line items and work packages that have been secured on these projects to date is remarkable given the significant inflationary headwinds that the mining industry has faced since the beginning of 2022.

“Despite our record operating performance and outstanding project execution during the quarter, our financial results were impacted by operational challenges at our primary domestic smelting customer, which resulted in changes to our copper concentrate sales channels that are expected to continue through the balance of the year."

“Primarily as a result of higher allocation of sales to international customers and elevated input costs in the first half of the year across our business units, we have adjusted our full-year operating cost guidance ranges. Offsetting these increases, proactive capital management reviews with our team during the quarter identified over $20 million of capital deferrals that will not impact our business strategy yet will support continued balance sheet strength during this period of elevated market and copper price volatility.”

*These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2022 and the Reconciliation of Non-GAAP Measures section at the end of this press release.

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
SECOND QUARTER REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 801,425 tonnes of ore grading 1.74% copper, producing a record 12,734 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 91.2%.
◦The Xavantina Operations processed 57,291 tonnes grading 6.59 grams per tonne, producing a record 11,122 ounces of gold after metallurgical recoveries of 91.6% and 7,306 ounces of silver as a by-product.

•Organic Growth Projects
◦At the Tucumã Project, the Company continued to advance critical-path workstreams during the period and subsequent to quarter-end. Highlights include:
–Approximately 22% of planned capital expenditures under contract as of August 1, 2022, with another 8% in the final phases of contracting;
–Capital commitments contracted and in the final phases of negotiation within 6% of Feasibility Study estimates;
–Significant advances made on all road upgrades, including pit access and completion of community bypass road infrastructure;
–Completion of approximately 75% of planned pre-production vegetation suppression required for pre-stripping activities to commence;
–Purchase of the ball mill for the Project;
–Site earth works initiated subsequent to quarter-end; and,
–Installation of site drainage expected to be completed by end of October 2022, ahead of the rainy season.
◦At the Caraíba Operations, the Company made meaningful progress on its "Pilar 3.0" initiative, which encompasses various projects that jointly are designed to create a two-mine system at the Pilar Mine targeting higher sustained production levels. These projects include (i) construction of a new external shaft to access the Deepening Extension Zone, (ii) Project Honeypot, which is expected to support higher production volumes from the upper levels of the Pilar Mine, (iii) an expansion of the Caraíba Mill to 4.2 million tonnes per annum, and (iv) the recently completed Cooling Project. Select highlights include:
–Equipment packages and supply contracts totaling approximately 25% of planned capital expenditures for the new external shaft finalized as of August 1, 2022 at 10% below budget;
–Shaft sinking contract, which will bring estimated shaft capital secured under contract to approximately 70%, in the final negotiation phase. Upon execution, capital commitments under contract expected to align with original estimates;
–Engineering and procurement related to shaft sinking were completed during the quarter with the shaft sinking contract anticipated to be finalized during the third quarter;

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
–Completed construction of the concrete batch plant during the period and commenced commissioning activities subsequent to quarter-end;
–Engineering and design work related to the expansion of the Caraíba Mill continued during the second quarter with the ball mill installation contract finalized subsequent to quarter-end;
–Aggressively advanced drilling efforts within the Project Honeypot area, the results of which are expected to be included in the Company's year-end mineral reserve and resource estimates; and,
–Completed the Cooling Project's second and final phase, with hand-over to operations occurring in April 2022 at better-than-design performance.

•Impact of Increased Sales of Copper Concentrate to International Market
◦Historically, the Company has had limited exposure to movements in copper prices on provisional invoices due to its majority allocation of concentrate sales to domestic customers with which the Company has favorable payment terms. However, during the second quarter, operational challenges at the Company's primary domestic customer resulted in a higher allocation of sales to the international market. Longer quotational periods with international customers, combined with a weakening copper price just prior to quarter-end, resulted in a reduction to revenue of approximately $13.0 million during the period.
◦Quarterly cash flows from operations of $22.4 million were also impacted by an increase in accounts receivable of $18.9 million due to the timing of concentrate shipments and longer payment terms with international customers.
◦These concentrate sales changes, including related impacts on payment terms, are expected to continue through the end of 2022. Allocation of concentrate sales between domestic and international customers is expected to revert to historical levels in 2023 assuming competitive pricing terms.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended June 30, 2022	3 months ended Mar. 31, 2022	3 months ended June 30, 2021	6 months ended June 30, 2022	6 months ended June 30, 2021
Operating Highlights
Copper (Caraíba Operations)
Ore Processed (tonnes)	801,425	596,230	553,992	1,397,655	1,151,586
Grade (% Cu)	1.74	1.78	2.13	1.76	2.22
Cu Production (tonnes)	12,734	9,784	10,898	22,518	23,536
Cu Production (000 lbs)	28,073	21,570	24,026	49,643	51,889
Cu Sold in Concentrate (tonnes)	12,948	10,045	10,094	22,993	22,562
Cu Sold in Concentrate (000 lbs)	28,546	22,145	22,253	50,691	22,253
C1 cash cost of Cu produced (per lb)(1)	$1.24	$1.31	$0.72	$0.63	$0.49
Gold (Xavantina Operations)
Au Production (oz)	11,122	8,796	10,377	19,918	19,828
C1 cash cost of Au Produced (per oz)(1)	$643	$638	$499	$641	$494
AISC of Au produced (per oz)(1)	$1,169	$1,092	$660	$1,135	$652

Financial Highlights ($ in millions, except per share amounts)
Revenues	$114.9	$108.9	$120.7	$223.8	$243.2
Gross profit	50.7	61.0	83.7	111.7	166.5
EBITDA(1)	53.9	78.1	112.0	132.0	167.2
Adjusted EBITDA(1)	55.8	62.4	85.5	118.2	172.2
Cash flow from operations	22.4	44.0	85.1	66.4	147.2
Net income	24.1	52.5	84.0	76.6	116.0
Net income attributable to owners of the Company	23.8	52.1	83.4	75.9	115.2
Per share (basic)	0.26	0.58	0.95	0.84	1.31
Per share (diluted)	0.26	0.57	0.89	0.83	1.24
Adjusted net income attributable to owners of the Company(1)	24.4	33.0	53.5	57.3	109.8
Per share (basic)	0.27	0.37	0.61	0.63	1.25
Per share (diluted)	0.27	0.36	0.57	0.62	1.18
Cash, cash equivalents, and short-term investments	429.9	365.5	137.7	429.9	137.7
Working capital(1)	417.7	443.7	118.9	417.7	118.9
Net (cash) debt(1)	(10.2)	(54.4)	19.2	(10.2)	19.2

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net (Cash) Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2022 and the Reconciliation of Non-GAAP Measures section at the end of this press release.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2022 GUIDANCE(*)

The Company is reaffirming its full-year production guidance, lowering consolidated 2022 capital expenditure guidance, and raising operating cost guidance for the year.

At its Caraíba Operations, the Company continues to guide to the high-end of its reaffirmed 2022 copper production guidance range of 43,000 to 46,000 tonnes. As previously noted, copper production is expected to be roughly equally weighted between the first and second halves of the year with mining of the initial Project Honeypot stope (RC03) at the Pilar Mine expected to support a continuation of strong mined and processed copper grades into Q3 2022. At the Xavantina Operations, higher gold grades are expected to drive modestly higher gold production during the second half of the year.

The Company is lowering its consolidated 2022 capital expenditure guidance by over $20 million, from $330-$375 million to $308-$354 million, as a result of capital replanning efforts and deferrals at the Caraíba Operations. The deferral of this capital spend is not expected to impact timelines of the Company's key growth projects.

The Company is raising its full-year operating cost guidance ranges due to the impact of inflation in the cost of key consumables and a stronger BRL versus the US dollar during H1 2022 as well as an expected continuation of elevated copper concentrate sales to international markets in H2 2022. The Company's revised 2022 copper C1 cash cost guidance range is $1.20 to $1.35 (originally $1.05 to $1.15) per pound of copper produced. The Company is also increasing its 2022 gold C1 cash costs and AISC guidance ranges to $600 to $700 (previously $500 to $600) and $1,000 to $1,100 (previously $925 to $1,025), respectively, per ounce of gold produced for its Xavantina Operations.

2022 PRODUCTION AND COST GUIDANCE(*)

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce for H2 2022.

	Original	Revised
Caraíba Operations
Copper Production (tonnes)	43,000 - 46,000	Unchanged
C1 Cash Cost Guidance (US$/lb)(1)	$1.05 - $1.15	$1.20 - $1.35

Xavantina Operations
Gold Production (ounces)	39,000 - 42,000	Unchanged
C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600	$600 - $700
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$925 - $1,025	$1,000 - $1,100
(1) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2022 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 for H2 2022 and has been presented below in USD millions.

	Original	Revised
Caraíba Operations
Growth	$125 - $140	$95 - $110
Sustaining	$80 - $90	$85 - $95
Exploration	$25 - $30	Unchanged
Total, Caraíba Operations	$230 - $260	$180 - $205

Tucumã Project
Growth	$70 - $80	Unchanged
Exploration	$5 - $6	Unchanged
Total, Tucumã Project	$75 - $86	Unchanged

Xavantina Operations
Growth	$0 - $1	$2 - $4
Sustaining	$16 - $18	Unchanged
Exploration	$9 - $10	$10 - $11
Total, Xavantina Operations	$25 - $29	$28 - $33

Company Total
Growth	$195 - $221	$167 - $194
Sustaining	$96 - $108	$101 - $113
Exploration	$39 - $46	$40 - $47
Total, Company	$330 - $375	$308 - $354

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the Company's most recent Annual Information Form ("AIF"), for complete risk factors.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Wednesday, August 3, 2022 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Wednesday, August 3, 2022
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	9222

Reconciliation of Non-IFRS Measures

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-GAAP and other performance measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2022 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of copper produced (per lb.)

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Cost of production	$38,015	$29,163	$20,464	$67,178	$42,266
Add (less):
Transportation costs & other	2,579	(904)	(569)	(1,920)	(1,382)
Treatment, refining, and other	3,893	577	701	(1,330)	(1,967)
By-product credits	(6,438)	1,869	1,516	4,448	2,491
Incentive payments	(1,016)	(4,812)	(5,522)	(11,250)	(11,722)
Net change in inventory	(1,907)	2,046	392	5,939	1,171
Foreign exchange translation and other	(178)	386	352	208	199
C1 cash costs	$34,948	$28,325	$17,334	$63,273	$31,056

Mining	$23,933	$20,126	$13,732	$44,059	$11,869
Processing	7,988	6,447	5,132	14,435	4,010
Indirect	5,572	4,518	3,600	10,090	3,264
Production costs	37,493	31,091	22,464	68,584	19,143
By-product credits	(6,438)	(4,812)	(5,522)	(11,250)	(6,200)
Treatment, refining and other	3,893	2,046	392	5,939	779
C1 cash costs	$34,948	$28,325	$17,334	$63,273	$13,722

Payable copper produced (lb, 000)	28,073	21,570	24,026	49,643	51,889

Mining	$0.85	$0.93	$0.57	$0.89	$0.43
Processing	$0.28	$0.30	$0.21	$0.29	$0.14
Indirect	$0.20	$0.21	$0.15	$0.20	$0.12
By-product credits	$(0.23)	$(0.22)	$(0.23)	$(0.23)	$(0.22)
Treatment, refining and other	$0.14	$0.09	$0.02	$0.12	$0.03
C1 cash costs of copper produced (per lb)	$1.24	$1.31	$0.72	$1.27	$0.49

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced and All-in Sustaining Cost of gold produced (per ounce)

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Cost of production	$7,225	$5,392	$5,080	$12,617	$10,164
Add (less):
Incentive payments	(188)	(585)	(210)	(773)	(493)
Net change in inventory	(73)	727	292	654	165
By-product credits	(145)	(124)	(157)	(269)	(305)
Foreign exchange translation and other	327	206	176	533	257
C1 cash costs	$7,146	$5,616	$5,181	$12,762	$9,788
Site general and administrative	882	559	369	1,441	676
Accretion of mine closure and rehabilitation provision	112	112	(63)	224	(112)
Sustaining capital expenditure	3,690	2,296	527	5,986	1,012
Sustaining leases	894	822	565	1,716	1,027
Royalties and production taxes	277	204	271	481	540
AISC	$13,001	$9,609	$6,850	$22,610	$12,931

	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Costs
Mining	$3,929	$3,218	$2,481	$7,147	$4,744
Processing	2,285	1,698	1,937	3,983	3,617
Indirect	1,077	824	920	1,901	1,732
Production costs	7,291	5,740	5,338	13,031	10,093
By-product credits	(145)	(124)	(157)	(269)	(305)
C1 cash costs	$7,146	$5,616	$5,181	$12,762	$9,788
Site general and administrative	882	559	369	1,441	676
Accretion of mine closure and rehabilitation provision	112	112	(63)	224	(112)
Sustaining capital expenditure	3,690	2,296	527	5,986	1,012
Sustaining leases	894	822	565	1,716	1,027
Royalties and production taxes	277	204	271	481	540
AISC	$13,001	$9,609	$6,850	$22,610	$12,931

Costs per ounce
Payable gold produced (ounces)	11,122	8,796	10,377	19,918	19,828

Mining	$353	$366	$239	$359	$239
Processing	$205	$193	$187	$200	$182
Indirect	$97	$94	$89	$95	$87
By-product credits	$(12)	$(15)	$(15)	$(13)	$(14)
C1 cash costs of gold produced (per ounce)	$643	$638	$499	$641	$494
AISC of gold produced (per ounce)	$1,169	$1,092	$660	$1,135	$652

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Net Income	$24,110	$52,486	$83,979	$76,596	$116,036
Adjustments:
Finance expense	8,154	5,496	2,306	13,650	6,076
Income tax expense	5,283	8,606	15,862	13,889	23,691
Amortization and depreciation	16,360	11,504	9,871	27,865	21,382
EBITDA	$53,907	$78,092	$112,018	$132,000	$167,185
Foreign exchange loss (gain)	3,303	(18,709)	(30,718)	(15,406)	(2,093)
Share based compensation	(2,333)	1,990	2,480	(343)	4,826
Incremental COVID-19 costs	952	1,004	1,749	1,956	2,305
Adjusted EBITDA	$55,829	$62,377	$85,529	$118,207	$172,223

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Net income as reported attributable to the owners of the Company	$23,820	$52,107	$83,419	$75,927	$115,168
Adjustments:
Share based compensation	(2,333)	1,990	2,480	(343)	4,826
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	1,038	(1,337)	(8,712)	(299)	(912)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	1,405	(24,615)	(29,799)	(23,210)	(12,928)
Incremental COVID-19 costs	946	998	1,735	1,944	2,291
Unrealized (gain) loss on interest rate derivative contracts	—	—	6	—	(409)
Tax effect on the above adjustments	(519)	3,808	4,344	3,289	1,771
Adjusted net income attributable to owners of the Company	$24,357	$32,951	$53,473	$57,308	$109,807

Weighted average number of common shares
Basic	90,539,647	90,238,008	88,251,995	90,389,661	88,158,672
Diluted	91,850,321	92,050,104	93,314,274	91,887,665	93,106,210

Adjusted EPS
Basic	$0.27	$0.37	$0.61	$0.63	$1.25
Diluted	$0.27	$0.36	$0.57	$0.62	$1.18

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2022	March 31, 2022	December 31, 2021	June 30, 2021
Current portion of loans and borrowings	$16,219	$8,740	$4,344	$4,461
Long-term portion of loans and borrowings	403,492	402,345	54,906	152,404
Less:
Cash and cash equivalents	(329,292)	(365,465)	(130,129)	(137,655)
Short-term investments	(100,589)	(100,018)	—	(26,408)
Net (cash) debt	$(10,170)	$(54,398)	$(70,879)	$(7,198)

Working capital and Available liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2022	March 31, 2022	December 31, 2021	June 30, 2021
Current assets	$523,201	$546,439	$208,686	$202,342
Less: Current liabilities	(105,527)	(102,743)	(122,660)	(83,453)
Working capital	$417,674	$443,696	$86,026	$118,889

Cash and cash equivalents	329,292	365,465	130,129	137,655
Short-term investments	100,589	100,018	26,408	—
Available undrawn revolving credit facilities	75,000	75,000	100,000	—
Available liquidity	$504,881	$540,483	$256,537	$137,655

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned organic growth, exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the impacts of COVID-19 on the Company’s business and operations; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, balance sheet strength and competitive position; expectations about sustainability efforts and strategies including the cost and ability to offset the environmental impact of operating and/or construction activities; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada